Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Lufax Holding Ltd
陆金所控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

MAJOR TRANSACTIONS AND DISCLOSEABLE TRANSACTIONS IN RELATION TO THE SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS

The Board announces that, for treasury management purposes, in the normal course of business the Group has subscribed for certain wealth management products offered by financial institutions.

LISTING RULES IMPLICATIONS

Given that there were other subscriptions with the relevant Provider which remained outstanding as of the date of each of the Table 1 Subscriptions, the Table 2 Subscriptions and the Table 3 Subscriptions, pursuant to Rule 14.22 of the Listing Rules, the transactions contemplated under each of the Table 1 Subscriptions, the Table 2 Subscriptions and the Table 3 Subscriptions shall be aggregated with the respective outstanding subscriptions with the respective Provider.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of each of the Table 1 Subscriptions (on a standalone basis and an aggregated basis) exceeded 5% but all of the ratios were below 25%, each of the Table 1 Subscriptions (on a standalone basis and an aggregated basis) constituted a discloseable transaction of the Company which is subject to the notification and announcement requirements but exempt from the shareholders' approval requirement under the Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of each of the Table 2 Subscriptions (on an aggregate basis) exceeded 5% but all of the ratios were below 25%, each of the Table 2 Subscriptions (on an aggregate basis) constituted a discloseable transaction of the Company which is subject to the notification and announcement requirements but exempt from the shareholders' approval requirement under the Listing Rules.

Pursuant to the Listing Rules, as one of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of each of the Table 3 Subscriptions (on an aggregate basis), exceeded 25% but all of the ratios were below 75%, each of the Table 3 Subscriptions (on an aggregate basis) constituted a major transaction of the Company which is subject to the notification, announcement and the shareholders' approval requirement under the Listing Rules.

Notwithstanding that each of the Table 3 Subscriptions constituted a major transaction which is subject to the Shareholders' approval requirement as set out above, considering that at the date of this announcement, each of the Table 3 Subscriptions has already been fully redeemed, the Company considers that it might not be meaningful to seek Shareholders' approval for the Table 3 Subscriptions, therefore it does not intend to dispatch any circular or convene any general meeting of the Company for the purpose of approving or ratifying them.

The Company should have published an announcement and a circular (as applicable) in respect of each of the Subscriptions as and when such obligations arose. The Company acknowledges that the notification, announcement and shareholders' approval requirement (as the case may be) in respect of each of the Subscriptions as required under Chapter 14 of the Listing Rules had been delayed due to its unintentional oversight.

The Board announces that, for treasury management purposes, in the normal course of business the Group has subscribed for certain wealth management products offered by financial institutions. The key terms of the wealth management products are set out below.

1. **SUBSCRIPTIONS CONSTITUTING DISCLOSEABLE TRANSACTIONS ON A STANDALONE AND AN AGGREGATED BASIS ("Table 1 Subscriptions")**

No.	Provider	Subscription date	Principal amount subscribed (RMB in millions)	Expected annualized rate of return	Maturity date	Aggregated outstanding principal amount of products subscribed with the same provider as of the subscription date[1] (RMB in millions)
1.	XMB	June 1, 2023	1,900	2.50%	June 30, 2023	3,200
2.	XMB	June 1, 2023	1,300	3.40%	June 30, 2023	1,300
3.	XMB	July 3, 2023	1,900	2.50%	July 31, 2023	3,200
4.	XMB	July 3, 2023	1,300	3.40%	July 31, 2023	1,300
5.	XMB	August 2, 2023	1,900	2.50%	August 31, 2023	3,840
6.	XMB	September 1, 2023	1,900	2.50%	September 28, 2023	2,540
7.	XMB	October 9, 2023	1,900	2.50%	October 31, 2023	2,540
8.	XMB	November 1, 2023	1,400	2.50%	November 30, 2023	2,040
9.	XMB	December 1, 2023	1,400	2.50%	December 19, 2023	2,040
10.	XMB	December 21, 2023	1,400	2.50%	December 29, 2023	2,040
11.	XMB	January 2, 2024	1,400	2.50%	January 31, 2024	2,040
12.	XMB	February 2, 2024	900	2.50%	February 29, 2024	1,615
13.	XMB	February 6,2024	500	2.50%	February 29, 2024	2,115
14.	XMB	March 4,2024	1,400	2.50%	March 15, 2024	2,115
15.	XMB	March 18, 2024	1,400	2.50%	March 22, 2024	2,115
16.	XMB	June 6, 2024	900	2.50%	June 20, 2024	2,215
17.	XMB	July 2, 2024	600	2.50%	July 31, 2024	1,315
18.	XMB	July 22, 2024	640	2.50%	July 31, 2024	1,315
19.	Suyin Wealth Management	July 2, 2024	500	2%	August 6, 2024	500
20.	Suyin Wealth Management	July 3, 2025	1,000	3.50%	January 6, 2026	3,000

No.	Provider	Subscription date	Principal amount subscribed (RMB in millions)	Expected annualized rate of return	Maturity date	Aggregated outstanding principal amount of products subscribed with the same provider as of the subscription date[1] (RMB in millions)
21.	Suyin Wealth Management	September 10, 2025	1,000	3.50%	N/A[3]	3,800
22.	CITIC Wealth Management	July 1, 2024	500	1.80%	March 28, 2025	910
23.	CITIC Wealth Management	July 3, 2025	1,000	2%	November 10, 2025	2,466
24.	CITIC Wealth Management	December 3, 2025	1,000	1.80%	N/A[3]	4,075
25.	CICC	May 8, 2025	1,100	2%	July 4, 2025	1,870
26.	BOCOM	November 10, 2025	1,000	1.35%	December 1, 2025	1,000
27.	Huaneng Trust	April 22, 2025	1,280	4%	August 25, 2025	4,134
28.	CBHB	December 27, 2024	1,000	1.85%	June 27, 2025	1,370
29.	CBHB Wealth Management	April 16, 2025	1,000	3.50%	N/A[3]	2,870
30.	CBHB Wealth Management	July 31, 2025	1,000	3.50%	N/A[3]	2,870
31.	E Fund Management	July 18, 2024	600	1.63%	September 4, 2024	600

Notes:

1. For the purpose of disclosure in this announcement and calculation of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules), the wealth management products subscribed from the Providers which are in the same group have been aggregated.

2. Save for Table 1 Subscriptions No. 21, No. 24, No. 29 and No. 30, all other Table 1 Subscriptions were fully redeemed as at the date of this announcement.

3. Table 1 Subscriptions No. 21, No. 24, No. 29 and No. 30 could be redeemed anytime at the option of the Company.

2. SUBSCRIPTIONS CONSTITUTING DISCLOSEABLE TRANSACTIONS ON AN AGGREGATE BASIS ("Table 2 Subscription")

No.	Provider	Subscription date	Principal amount subscribed (RMB in millions)	Expected annualized rate of return	Maturity date	Aggregated outstanding principal amount of products subscribed with the same provider as of the subscription date [1] (RMB in millions)
1.	XMB	May 4, 2023	1,300	3.50%	May 31, 2023	1,800
2.	AVIC Trust	September 13, 2023	100	4%	December 14, 2023	1,100
3.	AVIC Trust	June 18, 2024	150	1.80%	October 9, 2024	750
4.	AVIC Trust	March 13, 2025	400	1.80%	May 27, 2025	1,106

No.	Provider	Subscription date	Principal amount subscribed (RMB in millions)	Expected annualized rate of return	Maturity date	Aggregated outstanding principal amount of products subscribed with the same provider as of the subscription date [1] (RMB in millions)
5.	CITIC Wealth Management	June 7, 2023	400	2%	September 12, 2023	1,700
6.	CITIC Wealth Management	November 29, 2023	700	2%	December 19, 2023	1,020
7.	CITIC Securities	May 29, 2024	100	1.80%	June 24, 2024	920
8.	Huaneng Trust	July 5,2023	500	4%	August 27, 2024	1,500
9.	CMBC Wealth Management	June 13, 2024	100	2%	June 27,/2024	500
10.	CMBC Wealth Management	July 1, 2024	200	2.50%	November 19, 2024	500
11.	CBHB	November 22, 2024	110	1.80%	November 21, 2025	870
12.	CMBC Wealth Management	August 13, 2025	200	2%	September 25, 2025	900
13.	CMBC Wealth Management	April 25, 2025	100	2%	July 25, 2025	900
14.	Shengjing Bank	July 1, 2024	300	1.95%	July 15, 2024	700
15.	Huaxia Wealth Management	August 27, 2024	500	2.80%	N/A[3]	1,000
16.	BOS Wealth Management	December 25, 2024	500	4%	N/A[3]	1,000
17.	Suyin Wealth Management	May 23, 2025	500	2.50%	N/A[3]	1,000
18.	Huatai Asset Management	September 3, 2025	450	3%	N/A[3]	1,100
19.	CICC Fund Management	January 24, 2025	600	0.83%	April 25, 2025	1,250
20.	HSBC Investment Funds	December 31, 2025	550	2%	N/A[3]	940
21.	E Fund Management	May 12, 2023	390	1.10%	May 23, 2023	2,804
22.	E Fund Management	July 13, 2023	407	1.35%	July 20, 2023	2,833
23.	E Fund Management	August 17, 2023	600	2%	August 28, 2023	1,350
24.	E Fund Management	September 13, 2023	510	1.38%	September 21, 2023	2,222

Notes:

1. For the purpose of disclosure in this announcement and calculation of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules), the wealth management products subscribed from the Providers which are in the same group have been aggregated.

2. Save for Table 2 Subscriptions No. 15, No. 16, No. 17, No. 18 and No. 20, the Table 2 Subscriptions were fully redeemed as at the date of this announcement.

3. Table 2 Subscriptions No. 15, No. 16, No. 17, No. 18 and No. 20 could be redeemed anytime at the option of the Company.

3. SUBSCRIPTIONS CONSTITUTING MAJOR TRANSACTIONS ON AN AGGREGATED BASIS ("Table 3 Subscriptions")

No.	Provider	Subscription date	Principal amount subscribed (RMB in millions)	Expected annualized rate of return	Maturity date	Aggregated outstanding principal amount of products subscribed with the same provider as of the subscription date[1] (RMB in millions)
1.	Huaneng Trust	December 12, 2023	500	4%	March 22, 2024	4,300
2.	CBHB	September 4, 2025	500	1.85%	October 9, 2025	4,240
3.	CITIC Wealth Management	September 16, 2025	600	2%	November 20, 2025	4,290
4.	Suyin Wealth Management	December 4, 2025	500	2%	February 5, 2026	4,300

Notes:

1. For the purpose of disclosure in this announcement and calculation of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules), the wealth management products subscribed from the providers which are in the same group have been aggregated.

2. The Table 3 Subscriptions were fully redeemed as at the date of this announcement.

BASIS OF CONSIDERATION

The Board confirmed that the consideration of each of the Subscriptions was determined on the basis of commercial terms negotiated at arm's length between the Company and each of the Providers or their agent, having considered (i) the then available surplus cash of the Company for treasury management purpose, (ii) the expected investment return and terms of each of the Subscriptions, and (iii) the prevailing market interest rates and practices.

The Group used its internal resources for the Subscriptions.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTIONS

Each of the Subscriptions was carried out by the Group for treasury management purposes in order to maximize the utilization of its surplus cash received from its business operations, with a view to achieving balanced yields whilst maintaining high liquidity and a low level of risks. Taking into account, among others, the low level of risks and the expected rates of return of the wealth management products, the Group considers that each of the Subscriptions would provide the Group with better returns than the returns on deposits generally offered by commercial banks and increase the Company's overall earnings. The Company has monitored and managed the subscriptions closely and effectively and will continue to do so. Having considered that each of the Subscriptions had been classified as compliant with the Company's risk management policy after careful assessment, and with reference to similar products in the market and their general rates of return, the Board was of the view that the terms of the Subscriptions are fair and reasonable and in the best interests of the Company and its Shareholders as a whole. The Group has implemented adequate and appropriate internal control procedures to ensure the Subscriptions would not affect the working capital or the operations of the Group, and that such investments would be conducted on the principle of protecting the interests of the Company and its Shareholders as a whole.

INFORMATION OF THE PARTIES

The Group

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

AVIC Trust

AVIC Trust is a joint stock limited liability company incorporated in the PRC. AVIC Trust is mainly engaged in the businesses of capital trusts, property trusts, real estate trusts, securities trusts, other property or property rights trusts, investment fund and other business approved by the relevant authorities.

AVIC Investment Holding Ltd. is the majority shareholder of AVIC Trust. It is ultimately controlled by AVIC. AVIC is controlled by the State Council of the PRC, and is mainly engaged in the development and manufacture of aviation products and relevant engineering services.

Suyin Wealth Management

Suyin Wealth Management, a wholly owned subsidiary of Bank of Jiangsu, primarily engages in the issuance of public and private wealth management products, along with offering financial advisory and consulting services related to asset management.

Bank of Jiangsu is a licensed bank incorporated under the laws of the PRC. It and its subsidiaries are principally engaged in the provision of banking and related financial services. Its shares are listed on the Shanghai Stock Exchange (stock code: 600919).

BOCOM

BOCOM is a licensed bank incorporated under the laws of the PRC. It is primarily engaged in banking and related financial activities. Its shares are listed on the Stock Exchange (stock code: 3328) and the Shanghai Stock Exchange (stock code: 601328).

BOS Wealth Management

BOS Wealth Management is a company incorporated in the PRC with limited liability and is a wholly-owned subsidiary of BOS. It is principally engaged in public issuance of wealth management products, non-public issuance of wealth management products to qualified investors, management of the entrusted investments and properties, provision of consultancy and advisory services on wealth management.

BOS is a licensed bank incorporated under the laws of the PRC and its shares are listed on the Shanghai Stock Exchange (stock code: 601229). The principal businesses of BOS include banking and related financial activities.

CBHB

CBHB is a licensed bank established under the laws of the PRC, which operates corporate banking business, retail banking business, financial market business, financial technology business, assets and liabilities and financial management and other financial services in the PRC. Its shares are listed on the Stock Exchange (stock code: 9668).

CBHB Wealth Management

CBHB Wealth Management is a wholly-owned subsidiary of CBHB, Its scope of business includes but is not limited to the issuance of wealth management products, investment and management of entrusted investor property and wealth management consultancy and advisory services.

CICC

CICC was established under the laws of the PRC. Its shares are listed on the Stock Exchange (stock code: 3908) and the Shanghai Stock Exchange (stock code: 601966). Its principal business includes investment banking (equity financing, debt financing and asset securitization and provision of financial advisory services), equities business and asset management.

CICC Fund Management

CICC Fund Management is a company established under the laws of the PRC. It is a wholly-owned subsidiary of CICC. Its principal business includes but is not limited to issuance of traditional mutual funds and management of public securities investment funds and private asset management plans.

CITIC Securities

CITIC Securities is joint stock limited liability company incorporated in the PRC. Its shares are listed on the Stock Exchange (stock code: 6030) and the Shanghai Stock Exchange (stock code: 600030). Its principal business includes securities brokerage, investment banking and asset management.

CITIC Wealth Management

CITIC Wealth Management is a wholly-owned wealth management subsidiary of CITIC Bank. The principal businesses of CITIC Wealth Management include offering of wealth management products, investment and management of properties entrusted by investors and wealth management advisory and consulting services.

CITIC Bank is a licensed bank incorporated in the PRC. Its shares are listed on the Stock Exchange (stock code: 0998) and the Shanghai Stock Exchange (stock code: 601998). Its principal business includes corporate banking, retail banking and financial markets.

CMBC Wealth Management

CMBC Wealth Management is a wholly-owned subsidiary of CMBC. The principal activities of CMBC Wealth Management include issuance and investment management of wealth management products, wealth management advisory and consultancy services, and other businesses approved by the regulatory authority.

CMBC is a joint stock company incorporated with limited liability in the PRC, the shares of which are listed on the Stock Exchange (stock code: 1988) and the Shanghai Stock Exchange (stock code: 600016).

E Fund Management

E Fund Management is a company incorporated with limited liability in the PRC. It is principally engaged in comprehensive asset management, fund raising, fund selling, and other approved businesses. As at the date of this announcement, the equity interests of E Funds Management are owned as to 22.65%, 22.65% and 22.65% by Infore Group Co., Ltd. (盈峰集團有限公司), GF Securities Co., Ltd. (廣發証券股份有限公司) and Guangdong Yuecai Trust Co., Ltd. (廣東粵財信託股份有限公司), respectively. Infore Group Co., Ltd. is controlled by a natural person, who is an independent third party to the Company. GF Securities Co., Ltd. is a joint stock company incorporated with limited liability in the PRC, the shares of which are listed on the Stock Exchange (stock code: 1776) and the Shenzhen Stock Exchange (stock code: 000776). The ultimate beneficial owner of Guangdong Yuecai Trust Co., Ltd. is a state-owned enterprise.

Huaneng Trust

Huaneng Trust is controlled by CHGC Group. It is principally engaged in fund trust, negotiable securities trust, trust of other properties or property rights and other approved businesses.

CHGC is a state-owned enterprise established with the approval of the State Council of the PRC. CHGC is an integrated energy company primarily focused on power generation. CHGC is also engaged in the sectors of coal production, finance, technology research and development, transportation and technical retrofit engineering service, etc. that support the core business of power generation.

Huatai Asset Management

Huatai Asset Management is a wholly-owned subsidiary of Huatai Securities. It is primarily engaged in asset management business.

Huatai Securities is a joint stock company incorporated in the PRC with limited liability. Its shares are listed on the Stock Exchange (stock code: 6886) and the Shanghai Stock Exchange (stock code: 601688).

Huaxia Wealth Management

Huaxia Wealth Management is a wealth management subsidiary wholly owned by Huaxia Bank. Its principal business mainly includes issuing wealth management products, managing the investors' assets as trustee, and financial advisory and consulting services.

Huaxia Bank is a licensed bank incorporated in the PRC. It carries out banking business, as well as provides comprehensive financial products and services for institutions and individuals under the supervision of the Banking Regulatory Commission. Its shares are listed on the Shanghai Stock Exchange (stock code: 600015).

HSBC Investment Funds

HSBC Investment Funds is a public company with limited liability established under the law of the Grand Duchy of Luxembourg and is wholly-owned by The Hongkong and Shanghai Banking Corporation Limited.

Shengjing Bank

Shengjing Bank is a company incorporated with limited liability in the PRC. Its shares were listed on the Stock Exchange (stock code: 2066) prior to its privatization. Shengjing Finance is the largest shareholder of Shengjing Bank.

Shengjing Finance is a state-owned enterprise principally engaged in the businesses of industrial investment, capital management and asset management.

XMB

XMB is a licensed bank established under the laws of the PRC. Its shares are listed on the Shanghai Stock Exchange (stock code: 601187). It is principally engaged in the provision of bank products and services, including deposit taking, loans and interbank financing etc.

To the best of Directors' knowledge, information and belief after making all reasonable enquiries, each of the Providers and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

LISTING RULES IMPLICATIONS

Given that there were other subscriptions with the relevant Provider which remained outstanding as of the date of each of the Table 1 Subscriptions, the Table 2 Subscriptions and the Table 3 Subscriptions, pursuant to Rule 14.22 of the Listing Rules, the transactions contemplated under each of the Table 1 Subscriptions, the Table 2 Subscriptions and the Table 3 Subscriptions shall be aggregated with the respective outstanding subscriptions with the respective Provider.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of each of the Table 1 Subscriptions (on a standalone basis and an aggregated basis) exceeded 5% but all of the ratios were below 25%, each of the Table 1 Subscriptions (on a standalone basis and an aggregated basis) constituted a discloseable transaction of the Company which is subject to the notification and announcement requirements but exempt from the shareholders' approval requirement under the Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of each of the Table 2 Subscriptions (on an aggregate basis) exceeded 5% but all of the ratios were below 25%, each of the Table 2 Subscriptions (on an aggregate basis) constituted a discloseable transaction of the Company which is subject to the notification and announcement requirements but exempt from the shareholders' approval requirement under the Listing Rules.

Pursuant to the Listing Rules, as one of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of each of the Table 3 Subscriptions (on an aggregate basis), exceeded 25% but all of the ratios were below 75%, each of the Table 3 Subscriptions (on an aggregate basis) constituted a major transaction of the Company which is subject to the notification, announcement and the shareholders' approval requirement under the Listing Rules.

Notwithstanding that each of the Table 3 Subscriptions constituted a major transaction which is subject to the Shareholders' approval requirement as set out above, considering that at the date of this announcement, each of the Table 3 Subscriptions has already been fully redeemed, the Company considers that it might not be meaningful to seek Shareholders' approval for the Table 3 Subscriptions, therefore it does not intend to despatch any circular or convene any general meeting of the Company for the purpose of approving or ratifying them.

The Company should have published an announcement and a circular (as applicable) in respect of each of the Subscriptions as and when such obligations arose. The Company acknowledges that the notification, announcement and shareholders' approval requirement (as the case may be) in respect of each of the Subscriptions as required under Chapter 14 of the Listing Rules had been delayed due to its unintentional oversight.

The Company's oversight was inadvertent and unintentional as it is part of the Group's normal course of business operations to utilize its surplus cash reserves to enhance the funds utilization efficiency and bring extra returns. The Company would like to emphasize that it has no intention to withhold any information from disclosure to the public as required under the Listing Rules. The Company will continue to put great emphasis on the importance of Listing Rules compliance and the risk assessment of its subscriptions for wealth management products and avoid occurrence of similar incidents in the future.

In order to prevent similar incidents from occurring in the future and to facilitate and ensure ongoing compliance with the Listing Rules which the Company takes seriously, the Company shall continue to enhance its internal control management and strictly control the supervision regarding compliance and risk control matters of its business operations. The Company has conducted a thorough and comprehensive review of its internal control mechanisms, focusing on classification, tracking, and escalation processes for notifiable transactions under Chapter 14 of the Listing Rules, with an aim to identify weaknesses or lapses that may have contributed to the delayed disclosure of notifiable transactions and strengthen compliance controls going forward. The Company has also provided special trainings on notifiable transaction under Chapter 14 of the Listing Rules, and formulated the Monthly Questionnaire on Compliance Matters and the Dynamic Monitoring List on Significant Transactions to regulate the review of information disclosure of significant transactions by relevant business departments.

The Company will:

(i)   require the relevant department to designate the relevant personnels to monitor the transaction amounts of any transaction subject to Chapter 14 of the Listing Rules;

(ii)   enhance its compliance framework by arranging training sessions on regulatory compliance matters relating to notifiable transactions to the Directors, senior management and various departments within the Group to ensure and reinforce their complete understanding of and importance of compliance with the Listing Rules. They will study and fully understand the requirements of the size tests under the Listing Rules;

(iii) further refine and formalize its disclosure procedures for the subscription of wealth management products that may have material impact on the balance sheet, so that disclosure obligations can be timely fulfilled;

(iv)   improve its information disclosure policy by establishing a dedicated register for notifiable transaction information, to systematically record and track all potential notifiable transactions in a timely manner to ensure compliance with the Listing Rules;

(v)   the Company will issue specific guidelines regarding notifiable transactions in accordance with the Listing Rules, and plans to finalise and distribute such guidelines internally within the Group as soon as reasonably practicable; and

(vi)   continue to work closely with its compliance adviser and legal adviser to ensure compliance with the Listing Rules.

Going forward, the Company will use its best endeavours to carry out necessary measures and appropriate actions to ensure full compliance with the requirements under the Listing Rules by performing the relevant corporate governance procedures and making appropriate disclosures in a timely manner.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"AVIC"	Aviation Industry Corporation of China, Ltd.* (中國航空工業集團有限公司), a state-owned company established in the PRC
"AVIC Trust"	AVIC Trust Co., Ltd.* (中航信託股份有限公司), a company established in the PRC with limited liability
"Board"	the board of Directors of the Company
"BOCOM"	Bank of Communications Co., Ltd. (交通銀行股份有限公司), a licensed bank established under the laws of the PRC
"BOJ" or "Bank of Jiangsu"	Bank of Jiangsu Co. Ltd. (江蘇銀行股份有限公司), a licensed bank established under the laws of the PRC
"BOS"	Bank of Shanghai (上海銀行股份有限公司), a licensed bank established under the laws of the PRC
"BOS Wealth Management"	Shangyin Wealth Management Co., Ltd* (上銀理財有限責任公司), a company incorporated under the laws of the PRC with limited liability
"CBHB"	China Bohai Bank Co., Ltd. (渤海銀行股份有限公司), a licensed bank established under the laws of the PRC
"CBHB Wealth Management"	CBHB Wealth Management Co., Ltd. (渤銀理財有限責任公司), a company established in the PRC with limited liability
"CHGC"	China Huaneng Group Co., Ltd. (中國華能集團有限公司), a company established in the PRC with limited liability
"CICC"	China International Capital Corporation Limited (中國國際金融股份有限公司), a joint stock company established under the laws of the PRC
"CICC Fund Management"	CICC Fund Management Co., Ltd.* (中金基金管理有限公司), a company established in the PRC
"CITIC Bank"	China CITIC Bank Corporation Limited (中信銀行股份有限公司), a licensed bank established under the laws of the PRC
"CITIC Wealth Management"	CITIC Wealth Management Corporation Limited (信銀理財有限責任公司), a company established under the laws of the PRC with limited liability

"CITIC Securities"	CITIC Securities Company Limited (中信証券股份有限公司), a joint stock limited liability company incorporated in the PRC
"CMBC"	China Minsheng Bank Corp., Ltd. (中國民生銀行股份有限公司), a licensed bank established under the laws of the PRC
"CMBC Wealth Management"	CMBC Wealth Management Co., Ltd. (民生理財有限責任公司), a company established in the PRC with limited liability
"Company"	Lufax Holding Ltd (陸金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"E Fund Management"	E Fund Management Co., Ltd. (易方達基金管理有限公司), a company established in the PRC with limited liability
"Group"	the Company, its subsidiaries and consolidated affiliated entities
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HSBC Investment Funds"	HSBC Investment Funds (Luxembourg) S.A., a public company with limited liability established under the law of the Grand Duchy of Luxembourg
"Huaneng Trust"	Huaneng Guicheng Trust Corp., Ltd. (華能貴誠信託有限公司), a company established in the PRC with limited liability
"Huatai Securities" or "HTSC"	Huatai Securities Co., Ltd. (華泰證券股份有限公司), a joint stock company established under the laws of the PRC
"Huatai Asset Management"	Huatai Securities (Shanghai) Asset Management Co., Ltd. (華泰證券(上海)資產管理有限公司), a company established in the PRC with limited liability
"Huaxia Bank" or "HXB"	Hua Xia Bank Co., Limited (華夏銀行股份有限公司), a licensed bank incorporated under the laws of the PRC
"Huaxia Wealth Management"	Huaxia Wealth Management Co., Ltd * (華夏理財有限責任公司), a company established in the PRC with limited liability
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC" or "China"	the People's Republic of China
"Provider(s)"	the provider(s) of the assets management products purchased by the Group as disclosed in this announcement

"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	the ordinary shares of the Company with a par value US$0.00001 per share
"Shareholder(s)"	the holder(s) of the Shares
"Shengjing Bank"	Shengjing Bank Co., Ltd.* (盛京銀行股份有限公司), a licensed bank incorporated under the laws of the PRC
"Shengjing Finance"	Shenyang Shengjing Financial Holding Investment Group Co., Ltd.* (瀋陽盛京金控投資集團有限公司), a company incorporated in the PRC with limited liability
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriptions"	the Table 1 Subscriptions, the Table 2 Subscriptions and the Table 3 Subscriptions
"subsidiaries"	has the meaning as ascribed to it under the Listing Rules
"Suyin Wealth Management"	Suyin Wealth Management Co., Ltd. (蘇銀理財有限責任公司), a company established in the PRC with limited liability
"Table 1 Subscriptions"	the subscriptions as set out in Table 1
"Table 2 Subscriptions"	the subscriptions as set out in Table 2
"Table 3 Subscriptions"	the subscriptions as set out in Table 3
"Xiamen International" or "XMB"	Xiamen International Bank Co., Ltd. * (廈門國際銀行股份有限公司), a licensed bank incorporated under the laws of the PRC
"%"	per cent

*   *For identification purpose only*

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, February 15, 2026

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.